May 1, 2025

Joshua Disbrow
Chief Executive Officer and Director
Aytu BioPharma, Inc.
7900 East Union Avenue, Suite 920
Denver, CO 80237

       Re: Aytu BioPharma, Inc.
           Draft Registration Statement on Form S-1
           Submitted April 28, 2025
           CIK No. 0001385818
Dear Joshua Disbrow:

       This is to advise you that we do not intend to review your registration statement.

       We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Daniel Crawford at 202-551-7767 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:   Josh Erekson, Esq.